FJD Partners, LLC

ANNUAL REPORT

2021

This Annual Report (this "Disclosure") is furnished with respect to the certain securities ("Securities") offered and sold byFJD Partners, LLC, a {STATE, ENTITY TYPE} (the "Issuer") through the crowdfunding portal available at www.honeycombcredit.com and each subdomain thereof (the "Portal") and operated by Honeycomb Portal LLC, a Delaware limited liability company, in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "4(a)(6) Exemption") of the U.S. Securities Act of 1933 (the "Securities Act") and the regulations promulgated with respect thereto ("Regulation Crowdfunding").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

OFFERING SUMMARY

Issuer Name	FJD Partners, LLC
Offering Amount	$9,900

COMPANY OVERVIEW

Frisco's Chicken is a rapidly growing group of restaurants in Lancaster, PA.

In Frisco's first year in business, the company did over $1 million dollars in sales at it's first location in Downtown Lancaster, and is currently experiencing 7%-10% growth year over year, in it's second year of business.

In the next three years, Frisco's would like to add two additional corporate owned locations, and begin to explore franchising the business.

COMPANY ELIGIBILITY

Name of issuer: FJD Partners, LLC
State of Organization: Pennsylvania
Date Company Was Formed: 3/9/2020
Type of Company: Limited Liability Company
Physical Address: 454 New Holland Ave, Lancaster, PA 17602
Web Address: www.friscoschicken.com
# of Employees: 17

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Francisco Gomez De La Torre	Limited Liability Company	70.0%
Joshua Rinier	Limited Liability Company	20.0%
Other Private owners (less than 20% ownership)	Limited Liability Company	10.0%

The above is the only ownership outstanding for the company. The ownership interests of a Pennsylvania Limited Liability Company give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Francisco Gomez De La Torre
Employer: Frisco's Chicken

Title: Managing Partner
Dates of service: March 2020 - present

Born and raised in Peru, Mr. Gomez de la Torre has an extensive background in the financial industry as well as the hospitality and Food and Beverage industry. Mr. Gomez de la Torre worked for some of the largest banks in Peru for 12 years. At age 30, Mr. Gomez de la Torre decided to immigrate to the US, looking for a better future for himself and his family, he arrived here in 2002 with 300 hundred dollars in his pocket and the desire to work as hard as possible. Shortly after his arrival, Mr. Gomez de la Torre started working for large hospitality companies like Marriott International, Hyatt Hotels and Resorts, Interstate Hotels and others, due to Mr. Gomez's hard work and strong work ethics, he was rapidly promoted and moved up through the ranks, from being a temp laborer with very limited knowledge of the English language, Mr. Gomez de la Torre became Director of Conference Services at the prestigious Holiday Inn Lancaster.

Josh Rinier
Employer: Frisco's Chicken
Title: Chief Marketing Guru
Dates of service: March 2020 - present

Mr. Rinier has over 13 years of management and marketing/sales experience in retail, grocery, marketing, non-profit, hospitality/entertainment ad real estate industries.. Mr. Rinier has served as the Executive Director of Opera Lancaster, has been the Director of Marketing and Advertising for Darrenkamp's Markets, and has served as a Marketing and Management Consultant for many local organizations and companies such as The Lancaster Conservatory of Music, Holiday Inn Lancaster, Ephrata Performing Arts Center, and Meedcor Development. Additionally, Mr. Rinier is a part-time Real Estate Agent serving Lancaster, York, Dauphin, Chester, and surrounding counties.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

LIMITED OPERATING HISTORY

Frisco's Chicken is a newly established entity and has no history for prospective investors to consider.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Frisco's Chicken to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

CHANGES IN ECONOMIC CONDITIONS COULD HURT FRISCO'S CHICKEN

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Frisco's Chicken's financial performance or ability to continue to operate. In the event Frisco's Chicken ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Frisco's Chicken, and the revenue of Frisco's Chicken can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

LIMITED SERVICES

Frisco's Chicken operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Frisco's Chicken competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Frisco's Chicken's core business or the inability to compete successfully against the with other competitors could negatively affect Frisco's Chicken's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Frisco's Chicken's management or vote on and/or influence any managerial decisions regarding Frisco's Chicken. Furthermore, if the founders or other key personnel of Frisco's Chicken were to leave Frisco's Chicken or become unable to work, Frisco's Chicken (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Frisco's Chicken and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Frisco's Chicken is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

Frisco's Chicken might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Frisco's Chicken is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Frisco's Chicken nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

Frisco's Chicken will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Frisco's Chicken is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although Frisco's Chicken will carry some insurance, Frisco's Chicken may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Frisco's Chicken could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Frisco's Chicken's financial performance or ability to continue to operate.

Specifically, any additional regulation on the industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of Frisco's Chicken's management will coincide: you both want Frisco's Chicken to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Frisco's Chicken to act conservative to make sure they are best equipped to repay the Note obligations, while Frisco's Chicken might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Frisco's Chicken needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Frisco's Chicken or management), which is responsible for monitoring Frisco's Chicken's compliance with the law. Frisco's Chicken will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Frisco's Chicken is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Frisco's Chicken fails to generate enough revenue, you could lose some or all of your money.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Frisco's Chicken to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

1. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

2. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

3. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

4. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

    n/a

5. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

6. *What other exempt offerings has the issuer conducted within the past three years?*

    None

7. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
    1. *any director or officer of the issuer;*
    2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
    3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
    4. *or (4) any immediate family member of any of the foregoing persons.*

None

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the SEC;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the Commission;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
      i) at the time of the filing of this offering statement bars the person from:
            a) association with an entity regulated by such commission, authority, agency or officer;
            b) engaging in the business of securities, insurance or banking;
            c) engaging in savings association or credit union activities; or

      ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

> i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;
>
> ii) places limitation on the activities, functions or operations of such person;
>
> iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
> i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
> ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

FINANCIAL CONDITION OF THE ISSUER

For the year 2021, the Company earned net income of $43,187 on revenue of $977,022.

Below is a summary of the company's current debt obligations:

Creditor	Amount	Interest Rate	Completion Date	Minimum Monthly Payment
Huntington -	$35,596	5.99%	06/29/27	$650
ENB CC	$2,189	21.99%	rolling	$61
Spark CC	$4,604	0.00%	rolling	$4,604
Citi CC	$3,645	15.24%	rolling	$55
Juan GDLT Loan	$26,682	7.00%	open term	$0
Francisco Loan	$18,400	$200 fixed monthly	open term	$200
Veronica Loan	$22,200	$200 fixed monthly	open term	$200
Rinier C&C Loan	$5,280	$70 fixed monthly	open term	$70
Rinier Tech Loan	$551	0.00%	05/31/22	$186
Total Balance	$119,147			$6,026

Balance Sheet

ASSETS	2020	2021
Cash & Equivalents	12,960	190,716
Accounts Receivable	-	-
Fixed Assets	35,881	85,999
Other Assets	-	-
TOTAL ASSETS	**48,841**	**276,715**
LIABILITIES & EQUITY		
Accounts Payable	18,989	19,098
ST-Debt Payable	5,534	24,418
LT-Debt Payable	81,098	115,441
TOTAL LIABILITIES	**105,622**	**158,956**
Retained Earnings	9,609	74,572
Net Income	(66,389)	43,187
TOTAL OWNER'S EQUITY	**(56,780)**	**117,759**
TOTAL LIABILITIES & EQUITY	48,841	276,715

Income Statement

INCOME	2020	2021
Total Revenue	99,211	977,022
Cost of Goods Sold	50,327	370,904
GROSS PROFIT	48,884	606,118
Operating Expenses	115,274	562,931
NET OPERATING INCOME	**(66,389)**	**43,187**

Statement of Cash Flows

	2020	2021
NET INCOME (LOSS)	(66,389)	43,187
CASH FLOW ACTIVITIES		
Net Cash from Operations	24,133	18,992
Net Cash from Investing	(35,881)	(50,117)
Net Cash from Financing	91,098	165,695
NET INCREASE (DECREASE) IN CASH	12,960	177,756

	Prior Fiscal Year End	Most Recent Year End
Total Assets	48,841	276,715
Cash & Equivalents	12,960	190,716
Accounts Receivable	-	-
Short-Term Debt	5,534	24,418
Long-Term Debt	81,098	115,441
Revenue	99,211	977,022
Cost of Goods Sold	50,327	370,904
Taxes Paid	-	-
Net Income	(66,389)	43,187

The fiscal year end for this business is December 31.

There have been no changes in the company ownership for the period reviewed.

OFFICER CERTIFICATE

I certify that the financial statements included in this Form C-AR are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C-AR are accurate and complete to the best of my knowledge.

Joshua Rinier

Joshua Rinier